UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Franklin Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35252P105

(CUSIP Number)

February 28, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 35252P105			Page 1 of 2

1.	Name of Reporting Person: Brian Stewart		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 100,000 (1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 95,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%

12.	Type of Reporting Person: IN

     (1) Mr. Stewart has sole voting and dispositive power over 95,000 shares held in his name. Pursuant to an escrow agreement 5,000 shares (the “Escrow Shares”) are held in the name of LaSalle Bank National Association (the “Escrow Agent”).

     For so long as the Escrow Shares are held by the Escrow Agent, the Escrow Agent shall vote the Escrow Shares pursuant to instructions from Mr. Stewart.

Item 1

     (a) Name of Issuer:

Franklin Capital Corporation

     (b) Address of Issuer’s Principal Executive Offices:

100 Wilshire Blvd., 15th Floor, Suite 1500, Santa Monica, CA 90401

Item 2

     (a) Name of Person Filing:

Brian Stewart

     (b) Address of Principal Business Office or, if none, Residence:

222 7th Street #105 Santa Monica, CA 90402

     (c) Citizenship:

USA

     (d) Title of Class of Securities:

Common Stock

     (e) CUSIP Number:

35252P105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

100,000 shares

     (b) Percent of class:

5.7%

     (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 100,000 shares

(ii) Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of 95,000 shares

(iv) Shared power to dispose or to direct the disposition of -0-

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2005	/s/ Brian Stewart
Signature
Brian Stewart Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).